1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                              )

NEWS For Immediate Release

SILICONWARE PRECISION INDUSTRIES, CO., LTD. WINS INTEL’S
PREFERRED QUALITY SUPPLIER AWARD

TAICHUNG, Taiwan, R.O.C., March 28, 2005 — Siliconware Precision Industries, Co., Ltd. was named a recipient of Intel Corporation’s Preferred Quality Supplier (PQS) award for outstanding performance in providing products and services deemed essential to Intel’s success. The company was awarded for its efforts in supplying Intel with semiconductor assembly and test services. Siliconware Precision Industries, Co., Ltd. and 25 additional PQS award winners will be honored at a celebration in Burlingame, Calif., on March 15.

“Siliconware Precision Industries Ltd. (SPIL) is honored to receive Intel’s prestigious Preferred Quality Supplier Award,” said Randy Lo, President of Siliconware USA, Inc. “It is especially rewarding to be recognized as a best-in-class supplier to Intel. We strive to continue our commitments to provide unexcelled customer services, quality products, and services to our customers.”

“Congratulations to Siliconware Precision Industries, for earning the Preferred Quality Supplier Award,” said Mark Kaltenbach, Intel Director, Assembly Test Materials Operations. “This recognition reflects SPIL’s outstanding customer service and support to Intel in the semiconductor packaging solutions commodity. SPIL role models the drive for continuous improvement that this award honors.”

The PQS awards are part of Intel’s Supplier Continuous Improvement (SCQI) process that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, delivery, technology and responsiveness goals. Suppliers must also manage and deliver on a challenging improvement plan and a quality systems assessment. Additional information about the SCQI program is available at http://supplier.intel.com/quality/.

Intel will also recognize PQS award winners on March 15 with an advertisement in the U.S., Europe and Asian editions of The Wall Street Journal.

About Siliconware Precision Industries, Co., Ltd.

Siliconware Precision Industries Ltd. (“SPIL”) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that cover design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, and drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to IDMs, fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at http://www.spil.com.tw/.

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•	Other names and brands may be claimed as the property of others.

CONTACT:	Jong Lin +886-4-2534-1525, x1528 fin@spil.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 1, 2005	By:	/s/ WEN CHUNG LIN
Wen Chung Lin
Vice President & Spokesman